CERTIFICATE AND CONSENT

TO:

British Columbia Securities Commission (principal regulator)
Alberta Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
(collectively referred to as the "Commissions")

AND: New Gold Inc. (the "Company")
AND: Western Goldfields Inc.

RE:

Management Information Circular Supplement (the "Supplement") of New Gold Inc. and Western Goldfields Inc., dated April 8, 2009.

In connection with the Company’s Management Information Circular Supplement dated on or about April 8, 2009 and any amendment thereto (the "Supplement"), I, Barton G. Stone, on behalf of Pincock, Allen & Holt, Inc. ("PAH"), hereby consent to the use of PAH’s name in connection with references to PAH’s involvement in the preparation of the technical report entitled "Feasibility NI 43-101 Technical Report for the El Morro Project, Region III, Chile", dated May 9, 2008 (the "Report") contained in the Supplement or incorporated by reference therein. We consent to the filing of this Certificate and Consent in respect of the Report with the Commissions and to the disclosure of the Report, as well as any extracts from and summary of the Report.

I also hereby confirm that I have read the Supplement dated April 8, 2009, and I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that is within my knowledge as a result of the services PAH performed in connection with the Report.

Dated this 8th day of April, 2009.

Sincerely,
PINCOCK, ALLEN & HOLT

/s/ Barton G. Stone

BARTON G. STONE, C.P.G.
Chief Geologist